Exhibit 99.14

Red White & Bloom Provides Q1 2021 Financial Results

-$32.7 million in Q1 2021 Adjusted Sale1, an increase of 14.5% over Q4 2020

TORONTO, July 27, 2021 (GLOBE NEWSWIRE) -- Red White & Bloom Brands Inc. (CSE: RWB and OTCQX: RWBYF) (“RWB” or the “Company”), a multi-state cannabis operator and house of premium brands, is pleased to report 2021 1st quarter financial results and subsequent events. The Company will be filing its Q1 2021 financial statements and related Management's Discussion and Analysis today.

Brad Rogers, Chairman & CEO commented, “This was another great quarter for the Company as we continued to see strong traction for our brands. We are building on that momentum and working towards finalizing our revised asset purchase of our Michigan investee to bring their revenue, as well as adjusted sales into IFRS revenue format before the end of this current quarter. Once complete, and the expansion of our Florida operations come on stream, we can finally report in our quarterly results the strength of what we have built and accomplished thus far.”

The Company reports adjusted sales for the 1st quarter of $32.7 million, a sequential increase of 14.5% from the prior quarter’s adjusted sales of $28.6 million in Q4 2020. The increase was reduced by the strengthening Canadian dollar and would have been about $1 million higher using a constant dollar comparison.

The Company utilizes a 3rd party licensee in Michigan; further to the licensing agreement, the revenue the Company can recognize is product sales less inventory purchases and direct expenses.  As a result, the Company’s revenue in Michigan is always understated by inventory purchases made and direct expenses incurred during the period.  In the first quarter of 2021, product sales in just Michigan increased by 18% from the prior quarter, and the Company significantly increased inventory purchases to secure sufficient inventory which reduced revenue as per the licensing agreement.  This timing difference in revenue will continue until the Company becomes fully licensed in Michigan.  Once the Company is licensed in Michigan, the Company will be able to recognize full product sales as revenue under IFRS. As such, investors are provided adjusted sales1 for additional insight into the results of the Company’s performance.

Revenue for Q1 2021 was $11.8 million compared to $15.7 million in Q4 2020. The decrease is primarily a result of the manner in which the Company recognizes revenue under IFRS in the state of Michigan for its Platinum Vape branded product sales and a decrease of approximately $1 million due to the strengthening CDN dollar over Q4 2020.

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1Adjusted Sales is a financial measure that is not determined or defined in accordance with the International Financial Reporting Standards, as issued by the International Accounting Standards Board ("IFRS").  Adjusted sales include Platinum Vape actual wholesale sales currently done through a third party in Michigan under license.

Conference Call and Webcast Information

Management will host a conference call and audio webcast on Tuesday, July 27th, 2021 at 4:30 PM ET to give a brief overview of the Company's 2020 and Q1 2021 operating results and its outlook for 2021 with a Q&A at the end.

The dial-in numbers for the conference call are +1 (877)-705-6006 (toll-free) and +1(201)-689-8557 (international). The link to the online webcast is: https://78449.themediaframe.com/dataconf/productusers/rwblm/mediaframe/46142/indexl.html

About Red White & Bloom Brands Inc.

The Company is positioning itself to be one of the top three multi-state cannabis operators active in the U.S. legal cannabis and hemp sector. RWB is predominantly focusing its investments on the major US markets, including Michigan, Illinois, Massachusetts, Arizona and California with respect to cannabis, and the US and internationally for hemp-based CBD products.

For more information about Red White & Bloom Brands Inc., please contact:

Brad Rogers, CEO and Chairman

604-687-2038

Tyler Troup, Managing Director
Circadian Group IR
IR@RedWhiteBloom.com

Visit us on the web: www.RedWhiteBloom.com

Follow us on social media:
Twitter: @rwbbrands
Facebook: @redwhitebloombrands

Instagram: @redwhitebloombrands

Neither the CSE nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

FORWARD LOOKING INFORMATION

This press release contains forward-looking statements and information that are based on the beliefs of management and reflect the Company’s current expectations.  When used in this press release, the words “estimate”, “project”, “belief”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may” or “should” and the negative of these words or such variations thereon or comparable terminology are intended to identify forward-looking statements and information.  There is no assurance that these transactions will yield results in line with management expectations. Such statements and information reflect the current view of the

Company with respect to risks and uncertainties that may cause actual results to differ materially from those contemplated in those forward-looking statements and information.

By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, the following risks: risks associated with the implementation of the Company’s business plan and matters relating thereto, risks associated with the cannabis industry, competition, regulatory change, the need for additional financing, reliance on key personnel, market size, and the volatility of the Company’s common share price and volume.  Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change.  Investors are cautioned against attributing undue certainty to forward-looking statements.

There are a number of important factors that could cause the Company’s actual results to differ materially from those indicated or implied by forward-looking statements and information.  Such factors include, among others, risks related to the Company’s proposed business, such as failure of the business strategy and government regulation; risks related to the Company’s operations, such as additional financing requirements and access to capital, reliance on key and qualified personnel, insurance, competition, intellectual property and reliable supply chains; risks related to the Company and its business generally; risks related to regulatory approvals. The Company cautions that the foregoing list of material factors is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The Company has assumed a certain progression, which may not be realized.  It has also assumed that the material factors referred to in the previous paragraph will not cause such forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. While the Company may elect to, it does not undertake to update this information at any particular time.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS PRESS RELEASE REPRESENTS THE EXPECTATIONS OF THE COMPANY AS OF THE DATE OF THIS PRESS RELEASE AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE.  READERS SHOULD NOT PLACE UNDUE IMPORTANCE ON FORWARD-LOOKING INFORMATION AND SHOULD NOT RELY UPON THIS INFORMATION AS OF ANY OTHER DATE. WHILE THE COMPANY MAY ELECT TO, IT DOES NOT UNDERTAKE TO UPDATE THIS INFORMATION AT ANY PARTICULAR TIME EXCEPT AS REQUIRED IN ACCORDANCE WITH APPLICABLE LAWS.